Issuer Free Writing Prospectus

Relating to Preliminary Prospectus dated December 9, 2016

Filed Pursuant to Rule 433

Registration Statement No. 333–214836

December 9, 2016

This free writing prospectus relates to the public offering of common stock by Clearside Biomedical, Inc. (the “Offering”) and should be read together with the preliminary prospectus, dated December 9, 2016 (the “Preliminary Prospectus”), relating to the Offering. The Preliminary Prospectus has been updated by Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-214836) which was filed with the Securities and Exchange Commission on December 9, 2016. A copy of the most recent preliminary prospectus included in Amendment No. 3 to the Registration Statement can be accessed through the following link: www.sec.gov/Archives/edgar/data/1539029/000119312516789227/d299822ds1a.htm. The following summarizes certain disclosures in the preliminary prospectus included in Amendment No. 3 to the Registration Statement that update the disclosures in the Preliminary Prospectus. References below to “we,” “us,” “our” and the “issuer” refer to Clearside Biomedical, Inc.

The following summarizes the principal differences in the preliminary prospectus included in Amendment No. 3 from the Preliminary Prospectus:

•	We have revised the front cover to reflect that we expect the public offering price to be $9.00 per share.

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We have revised on pages 12 and 58 the estimate of the net proceeds we will receive from our sale of shares of common stock in the offering, based upon the assumed public offering price of $9.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, to approximately $33.2 million (or approximately $38.3 million if the underwriters exercise their option in full to purchase additional shares).

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We have revised the as adjusted amount of the following line items on pages 15 and 60 to reflect an assumed public offering price of $9.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us (in thousands):

Cash and cash equivalents	$70,116
Total assets	91,011
Additional paid-in capital	135,721
Total stockholders’ equity	80,178
Total capitalization	87,667

•

We have revised the information under the captions “Risk Factors—Risks Related to this Offering and our Common Stock—If you purchase shares of our common stock in this offering, you will suffer immediate dilution of your investment” on page 50 and “Dilution” on page 61 to reflect an assumed public offering price of $9.00 per share. Based on this assumed price, the as adjusted net tangible book value after the offering would have been $80.2 million, or $3.27 per share, as of September 30, 2016, which represents an immediate increase in pro forma net tangible book value of $0.98 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $5.73 per share to investors purchasing in the offering.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by contacting J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (866) 803-9204, or by email at prospectus-eq_fi@jpmchase.com, or Cowen and Company, LLC, c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, New York 11717, Attention: Prospectus Department, or by calling (631) 274-2806, or by faxing (631) 254-7140.